OPERATIONS RESUME AT BOKONI MINE’S UM2 SHAFT

Johannesburg, 2 September 2013: Atlatsa Resources Corporation announces that the Department of Mineral Resources, South Africa has lifted the section 54 work stoppage order at Bokoni Platinum Mine’s UM2 shaft, and normal operations resumed on Friday, 30 August 2013.

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On behalf of Atlatsa Resources	Russell and Associates	Macquarie First South Capital
Joel Kesler, Chief Commercial Officer	Pam Wolstenholme	Annerie Britz
Office: +27 11 779 6800	Office: +27 11 880 3924	Office: +27 11 583 2000
Mobile: +27 82 454 5556	Mobile: +27 82 3725816

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